April 14, 2025

Paul Ruh
Chief Financial Officer
Kenvue Inc.
199 Grandview Road
Skillman , New Jersey 08558

       Re: Kenvue Inc.
           Form 10-K for Fiscal Year Ended December 29, 2024
           Filed February 24, 2025
           Form 8-K Filed February 6, 2025
           File No. 001-41697
Dear Paul Ruh:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K Filed February 6, 2025
Exhibit 99.1
Non-GAAP Financial Information, page 11

1. For all material adjustments to your non-GAAP measures, please provide footnote disclosure that fully explains the nature of the adjustment and includes quantification of the components. For the separation-related costs, provide us with the quantified components along with a detailed explanation of each component.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.
 April 14, 2025
Page 2



                 Sincerely,

                 Division of Corporation Finance
                 Office of Industrial Applications and
                 Services